Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

F-1

WHITE KNIGHTS ALLIANCE CAPITAL CORP.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Ordinary Shares	(1)	457(o)	2,000,000	$4.00	$8,000,000.00	0.0001381	$1,104.80

Total Offering Amounts:							$8,000,000.00		1,104.80
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$1,104.80

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Offering Note(s)

(1)	The proposed amount to be registered, maximum offering price per class of security and maximum aggregate offering price per class of security will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder.

This registration statement covers such indeterminate number of shares of common stock and preferred stock, such indeterminate principal amount of depositary shares and such indeterminate amount of debt securities, warrants, purchase contracts, units and subscription rights of Provident Bancorp, Inc., as having an aggregate initial offering price not to exceed $100,000,000. The securities registered hereunder are to be issued from time to time at prices to be determined. In addition, pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the securities being registered hereunder as a result of stock splits, stock dividends or similar transactions.

Calculated pursuant to Rule 457(o) promulgated under the Securities Act, as amended.